FOR IMMEDIATE RELEASE

CONTACT:
Tel: 604-685-5200
Email: info@Lbix.com

LEADING BRANDS, INC. ANNOUNCES
Q1 2005 FINANCIAL RESULTS

Net Income of $0.02 US per share

VANCOUVER, CANADA, June 27, 2005, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces results for the first quarter of its 2005 fiscal year, ended May 31, 2005.

Net Income was $300,000US [$371,000 Cdn] or $0.02US [$0.02 Cdn] per share, versus net income of $396,000US [$534,000Cdn] or $0.03US [$0.04Cdn] per share in Q1 of 2004. Gross revenue for the quarter was $9,156,000US [$11,313,000Cdn] compared to $9,383,000US [$12,654,000Cdn] in the same period last year. The comparable decrease in revenue was attributable to lower co-pack revenue in the Company’s plants during April and May 2005. This was caused by cooler and wetter than usual weather in Western Canada this spring and the discontinuance of certain co-pack agreements referenced previously. The Company correspondingly experienced substantial growth in its distribution business with overall double-digit increases in sales of its branded and licensed products.

Leading Brands Chairman and CEO Ralph McRae said: “Q1 is usually dominated by our plants and results in Q2 are normally dictated by our distribution business. So far, that pattern has repeated itself this year. Our co-pack customers sell primarily in Western Canada, where inclement spring weather was a factor in dampening volumes this quarter. On the other hand, our distribution business is spread across North America and consequently local weather conditions usually average out. Although we are seeing significant increases in our branded sales, they were not - partially due to the season - sufficient to overtake the decline in plant volume. We have every indication that will not be an issue in Q2.”

Mr. McRae continued: “We are seeing rather extraordinary growth in the US, with TrueBlue® leading the way. Monthly year over year sales growth averaged 250% in the US this past quarter. That increase was driven both by new chain store listings and repeat sales growth.”

Mr. McRae concluded: “When analyzing our financial results it would be an oversimplification to say that our net income fell $100,000 because our promotional expenditures grew by a like amount. Although we have materially increased sales and marketing expenses to support our brand rollouts, the fact is that each dollar of co-pack revenue generates a higher percentage gross profit for us than branded sales because the former carries little in the way of raw materials cost. That impacts us most in Q1. Continuing sales growth should more than make up for that first quarter impact in due course.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Monday, June 27, 2005, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-641-6675

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) TM offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue® Blueberry Cocktail, TREK®, Soy2OTM, PezÚ 100% JuicesÛ, Country HarvestÚ Juices, Caesar’sÚ Bloody Caesar Cocktails, Brand X OriginalsTM, InfinityTM Sparkling Mountain Spring Water and Cool CanadianÚ Mountain Spring Water.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.
Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

We Build BrandsTM
©2005 Leading Brands, Inc.

This news release is available at www.LBIX.com

(tables follow)
# # #

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)	May 31	May 31
	2005	2004

Gross sales	$9,155,742	$9,382,702
Less: Discounts, allowances and rebates	(178,908)	(97,671)
Net sales	8,976,834	9,285,031

Expenses (Income)
Cost of sales	5,892,078	6,302,098
Selling, general & administration expenses	2,260,047	1,912,098
Depreciation and amortization	228,532	224,065
Interest expense	78,696	77,248
Other expense (income)	(257)	1,866
Total Expenses	8,459,096	8,517,375

Net income before taxes	517,738	767,656
Income tax – provision future income tax	(217,302)	(371,320)
Net Income after income taxes	300,436	396,336

Deficit, beginning of period, as previously reported	(17,734,758)	(17,524,051)

Adjustment for change in accounting for stock-based compensation	-	(836,350)

Accumulated deficit, beginning of period, as restated	(17,734,758)	(18,360,401)

Deficit, end of period	(17,434,322)	(17,964,065)

EARNINGS PER SHARE
Basic	$0.02	$0.03
Diluted	$0.02	$0.03

Weighted average number of shares outstanding	15,045,069	15,040,169

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)	May 31	May 31
	2005	2004

Gross sales	$11,312,835	$12,653,512
Less: Discounts, allowances and rebates	(221,058)	(131,719)
Net sales	11,091,777	12,521,793

Expenses (Income)
Cost of sales	7,280,252	8,499,009
Selling, general & administration expenses	2,792,515	2,578,655
Depreciation and amortization	282,375	302,175
Interest expense	97,235	104,176
Other expense (income)	(317)	2,517
Total Expenses	10,452,060	11,486,532

Net income before taxes	639,717	1,035,261
Income tax – provision future income tax	(268,498)	(500,762)
Net Income after income taxes	371,219	534,499

Deficit, beginning of period, as previously reported	(26,046,765)	(25,735,980)

Adjustment for change in accounting for stock-based compensation	-	(1,117,113)

Accumulated deficit, beginning of period, as restated	(26,046,765)	(26,853,093)

Deficit, end of period	(25,675,546)	(26,318,594)

EARNINGS PER SHARE
Basic	$0.02	$0.04
Diluted	$0.02	$0.04

Weighted average number of shares outstanding	15,045,069	15,040,169